AB 3/27/06

06006730

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **vFinance Investments, Inc**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS (do not use P.O. Box No.)

3010 N. Military Trail
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Levin (561) 981-1000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

1900 NW Corporate Blvd. E-210	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

CHECK ONE:
X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Alan Levin** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **vFinance Investments, Inc.**, as of **December 31, 2005** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, Principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principle

Title

Notary Public

AMY CLARK MY COMMISSION EXPIRES July 31, 2006 #DD 138283 Bonded Thru Notary Public Underwriters NOTARY PUBLIC, STATE OF

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information
vFinance Investments, Inc.
Year ended December 31, 2005
with Report and Supplementary Report of Independent Auditors

vFinance Investments, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2005

Contents

S&Co.
SHERB & CO., LLP
Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

Independent Auditor's Report

The Shareholder
vFinance Investments, Inc.

We have audited the accompanying statement of financial condition of vFinance Investments, Inc. as of December 31, 2005, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of vFinance Investments, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

New York, New York
February 25, 2006

vFinance Investments, Inc.

Statement of Financial Condition
December 31, 2005

Assets:

Current Assets:	
Cash and cash equivalents	$3,685,543
Due from clearing broker	326,599
Investments in trading securities, at market value	869,896
Accounts receivable	233,662
Notes receivable – employees	51,528
Prepaid expenses and other current assets	46,776
Total Current Assets	5,214,004
Furniture and equipment, at cost:	
Furniture and equipment	411,942
Less accumulated depreciation	(276,593)
Net furniture and equipment	135,349
Other assets	31,097
Total Assets	**$5,380,450**

See accompanying notes.

vFinance Investments, Inc.

Statement of Financial Condition
December 31, 2005

Liabilities and Shareholder's Equity:

Current Liabilities:	
Accounts payable	$373,457
Accrued payroll	1,572,462
Other accrued liabilities	511,690
Securities sold, not yet purchased, at Market Value	42,421
Total Current Liabilities	2,500,030
Shareholder's Equity:	
Common stock $0.01 par value, 1,000,000 shares authorized, 1,000 issued and outstanding	10
Additional paid-in-capital	3,447,795
Accumulated deficit	(567,385)
Total Shareholder's Equity	2,880,420
Total Liabilities and Shareholder's Equity	**$5,380,450**

See accompanying notes.

vFinance Investments, Inc.

Statement of Operations
Year ended December 31, 2005

Revenues:	
Commissions – agency	$14,104,622
Net realized and unrealized gain on trading of marketable securities	4,175,369
Success fees	2,005,886
Consulting	523,644
Other brokerage related income	2,719,679
Total revenues	**23,529,200**
Cost of revenues:	
Commissions	13,602,757
Clearing and transaction costs	1,431,873
Success	1,099,519
Consulting	363,366
Total cost of revenues	**16,497,515**
Gross profit	**7,031,685**
Other expenses:	
General and administrative	6,195,373
Professional fees	41,728
Bad debt	70,990
Litigation and arbitration	295,650
Depreciation	72,977
Impairment of goodwill	420,000
Amounts forgiven under forgivable loans	6,597
Total other expenses	**7,103,315**
Loss from operations	(71,630)
Interest and dividend income, net of interest expense	71,630
Net Income	**$ -**

See accompanying notes.

vFinance Investments, Inc.

Statement of Changes in Shareholder's Equity

Year ended December 31, 2005

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2005	1,000	$10	$4,523,327	$(567,385)	$3,955,952
Forgiveness of inter-company receivable	-	-	(1,075,532)	-	(1,075,532)
Net Income	-	-	-	-	-
Balance at December 31, 2005	**1,000**	**$10**	**$3,447,795**	**$(567,385)**	**$2,880,420**

See accompanying notes.

vFinance Investments, Inc.

Statement of Cash Flows
Year ended December 31, 2005

OPERATING ACTIVITIES	
Net Income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
Non-cash fees received	(487,511)
Depreciation	72,977
Impairment of goodwill	420,000
Bad debt expense	70,990
Non-cash compensation	158,060
Unrealized loss (gain) on investments, net	131,516
Unrealized loss (gain) on warrants	113,060
Amount forgiven under forgivable loan	6,597
Changes in operating assets and liabilities, net	
Accounts receivable	(247,651)
Due from clearing broker	132,079
Notes receivable - employees	111,874
Investments in trading securities	131,063
Other assets and liabilities	(38,615)
Accounts payable and accrued liabilities	11,520
Securities, sold not yet purchased	(25,049)
Net cash provided by operating activities	560,910
INVESTING ACTIVITIES	
Purchase of equipment	(37,994)
Net cash used in investing activities	(37,994)
FINANCING ACTIVITIES	
Distributions to parent	(1,075,532)
Net cash used in financing activities	(1,075,532)
Net decrease in cash	(552,616)
Cash at beginning of year	4,238,159
Cash at end of year	$ 3,685,543
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ 5,727
Cash paid during the year for taxes	$ 13,499

See accompanying notes

1. Significant Accounting Policies and Other Matters

Description of Business

vFinance Investments, Inc. ("the Company") (a wholly owned subsidiary of vFinance, Inc.) is an investment-banking firm that is licensed to conduct activities as a broker-dealer in 49 states and has offices in New York, New Jersey and Florida. The Company provides investment-banking services to small and medium sized companies and retail brokerage services to companies, financial institutions and individual investors. The Company does not require collateral from its customers. Revenues are not concentrated in any particular region of the country or with any individual or group.

RETAIL BROKERAGE BUSINESS. The largest portion of the Company's revenues in 2005 was attributable to commissions generated by its brokerage activities. The Company buys and sells securities for its customers from other dealers on an agency basis, and charges its customers a commission for its services. Such commission revenue is derived from brokerage transactions in listed and over-the-counter securities and mutual fund securities. The Company has agreements with numerous mutual fund management companies pursuant to which it sells shares in a variety of mutual funds. Mutual fund commissions are derived from standard dealers' discounts that are a small percentage of the purchase price of the shares, depending upon the terms of the dealer agreement and the size of the transaction. In addition, most funds permit vFinance Investments to receive additional periodic fees based upon the customer's investment in particular funds.

MARKET-MAKING BUSINESS. In addition to the Company's retail brokerage and investment banking businesses, the Company offers wholesale market-making. vFinance Investments makes markets in more than 2,200 Over-the-Counter Bulletin Board and NASDAQ Small Cap stocks. The Company's target customers are national and regional full-service broker/dealers, electronic discount brokers and institutional investors that require fast and efficient executions for each security.

1. Significant Accounting Policies and Other Matters (continued)

INVESTMENT BANKING AND MERGERS & ACQUISITIONS. The Company also derives revenues from success fees generated by investment-banking and merger and acquisition activities. The Company offers capital raising and related services to (A) emerging growth and middle market, privately held companies worldwide by assisting such companies in (i) developing sound strategic plans, (ii) obtaining growth, mezzanine, bridge, or acquisition capital including, but not limited to, venture capital financing, (iii) pursuing strategically sound acquisitions or divestiture strategies, (iv) transitioning into viable corporations able to raise funds in the public markets, and (v) maximizing shareholder value by conducting recapitalizations or other liquidity transactions and (B) publicly held companies by arranging private equity financing for such publicly held companies. As consideration for such services, the Company is paid success fees which are agreed upon amounts based on the percentage of the total value of a transaction and are contingent on the successful completion of a specified transaction. As part of the success fees, the Company periodically receives equity instruments and stock purchase warrants from companies for services it performs, in addition to the cash paid for such services. Primarily all of the equity instruments are in private companies or small, public companies.

CLEARING BROKERS. vFinance Investments, Inc. does not hold any funds or securities of its customers. The Company currently utilizes, on a fully disclosed basis, the services of National Financial Services, LLC ("NFS"), a wholly owned subsidiary of Fidelity Brokerage Company, as well as Jeffries & Company, Inc. As the Company's primary clearing broker, NFS processes securities transactions for vFinance Investments and the accounts of its customers for which vFinance Investments pays NFS a fee. The Company also pays a transaction charge for other services of NFS including billing and credit extension, control and receipt and custody and delivery of securities. According to the terms of the agreement between vFinance Investments and NFS, vFinance Investments has agreed to indemnify and hold NFS harmless from certain liabilities and claims, including claims arising from the transactions of its customers. In the event that customers fail to pay for their purchases or fail to supply the securities that they have sold, and NFS satisfies customer obligations, vFinance Investments would be obligated to indemnify NFS for any resulting losses. vFinance Investments, to date, has not experienced any material losses as a result of the failure of its customers to satisfy their obligations.

1. Summary of Significant Accounting Policies (continued)

Goodwill

Prior to January 4, 2001, the Company was a wholly owned subsidiary of NW Holdings, Inc. (NWH), a Florida corporation. On January 4, 2001, the Company closed on the merger of NWH. All of the outstanding capital stock of NWH was acquired. The acquisition was accounted for under the purchase method of accounting. The purchase price consisted of the issuance of 1,700,000 shares of common stock valued at $1,381,250, the fair market value at January 4, 2001, the issuance of 575,000 stock options valued at $334,500 using the Black-Scholes model, and cash of $1,000,000 for total consideration of $2,715,750. The initial goodwill recorded on this purchase was approximately $1,400,000, which was written down during the year ended December 31, 2001, to $420,000. The carrying value of goodwill, as well as other long-lived assets are reviewed for impairment on an annual basis. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted estimated future cash flows of the Company over the remaining amortization period, the Company's carrying values of the assets would be reduced to their estimated fair values in accordance with Statement of Financial Accounting Standards No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS ("FAS 144"). As of December 31, 2005, management performed an analysis of Goodwill balances and determined that the assets were fully impaired. Goodwill asset balances have been fully written off as of December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's results will be included in the consolidated income tax return of its parent company. An income tax provision has been calculated as if the Company was filing a stand-alone income tax return. The Company had no tax provision as of December 31, 2005.

Furniture and Equipment

Furniture and equipment are stated on the basis of cost less accumulated depreciation and consists primarily of computer equipment and internal use software. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 2-5 years, for financial reporting purposes. Depreciation expense for the year totaled $72,977.

Forgivable Loans – Employees

In order to remain competitive in the marketplace, the Company granted forgivable loans to certain employees. The terms of the loans range from two to five years with scheduled maturity dates from 2002 to 2005. For each year the employee is in good standing with the Company, the Company forgives a ratable portion of the loan and charges this amount to compensation expense. If the employee is terminated, the principal balance is due and payable within 120 days. The loans do not bear interest and interest is not imputed as collectibility of any such interest would not be probable. As of December 31, 2005, the balance of the forgivable loans was $0.

Investments in Trading Securities

The Company's investments consist of its trading account assets as well as equity instruments received as compensation for investment banking services. Such investments are classified as Investments in trading securities on the accompanying statement of financial condition.

1. Summary of Significant Accounting Policies (continued)

Investments in Trading Securities (continued)

Trading account assets consist of marketable equity securities and are stated at fair value. They are held for resale in anticipation of short-term market movements. Realized gains and losses are recognized in the statement of operations when the security is sold.

Equity instruments include stock purchase warrants, common stock and preferred stock. These instruments are stated at fair value in accordance with SFAS #115 "Accounting for certain investments in debt and equity securities" and EITF 00-8 "Accounting by a grantee for an equity instrument to be received in conjunction with providing goods or services." Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale, although the Company generally receives a registration right within one year. Company policy is to resell these securities in anticipation of short-term market movements. The Company recognizes revenue for such equity instruments based on the fair value of the stock and for stock purchase warrants based on the Black-Scholes valuation model. Realized gains or losses are recorded in the statement of operations when the underlying securities are sold. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges or, for stock purchase warrants, based on the Black-Scholes valuation model.

Investments in trading securities and securities sold, not yet purchased at December 31, 2005 consist of the following:

	Owned	Sold, not yet purchased
Trading Securities	$ 595,856	$ 42,421
Restricted Securities	$ 253,591	
Warrants	20,449	
Total	$ 869,896	$ 42,421

At December 31, 2005, the net unrealized loss on restricted securities amounted to $131,516 and the net unrealized loss on warrants amounted to $113,060. Realized profit or loss on trading securities held in the firm's accounts for market making activities is presented for within the statement of operations in the net realized and unrealized gain on trading of marketable securities.

1. Summary of Significant Accounting Policies (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are accrued and recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expense are reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of Financial Condition.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company.

Revenue Recognition and Other Matters

The Company earns revenue from brokerage and trading activities, which are recognized on the day of the trade. The Company also earns revenue from investment banking and consulting. Monthly retainer fees for investment banking and consulting are recognized as earned. Investment banking success fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition and Other Matters (continued)

On a monthly basis, the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value of its equity instruments received as compensation for investment banking services. Unrestricted securities are valued at current market value. Restricted securities are valued at current market value, discounted by a factor related to the remaining term of its restriction. Stock purchase warrants are valued based on the Black-Scholes valuation model. Realized gains or losses are recognized in the statement of operations when the equity instruments are sold. For the year ended December 31, 2005, the Company recognized revenue of $487,511 in connection with the receipt of equity securities. The Company also recognized $174,775 in net realized gains in connection with the sale of such securities and net unrealized losses of $244,577 in connection with changes in the value. Net realized and unrealized gains and losses are recognized in the statement of operations as either increases or decreases to success fee revenues.

As of December 31, 2005, certain transactions in process may result in the Company receiving equity instruments or stock purchase warrants in subsequent periods as discussed above. In such event, the Company will recognize revenue related to the receipt of such equity instruments consistent with the aforementioned policies. In addition, the Company would also record compensation expense at fair value related to the distribution of some or all of such equity instruments to employees or independent contractors involved with the related transactions.

Fair Value of Financial Instruments

The fair values of the Company's financial instruments, which include cash and cash equivalents, forgivable loans and investments, approximate their carrying values.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with high quality financial institutions.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable consist of normal trade receivables. The Company has no allowance for doubtful accounts as of December 31, 2005. Management performs ongoing evaluations of its ability to collect its accounts receivable. Management believes that all remaining receivables are fully collectable. Bad debt expense was $70,990 for the year ended December 31, 2005.

2. Commitments and Contingencies

Litigation

In the ordinary course of business the Company has been named in several separate litigation or arbitration actions filed by various parties. Management reserves amounts specific to the particular circumstances of each case. As of December 31, 2005, the company has an accrual of $220,000 for estimated losses and expenses that may result from the ultimate outcome of certain of these actions (taking into consideration applicable insurance coverage and the related deductibles).

SEC Allegations

In June 2005, The Securities and Exchange Commission advised vFinance that the Division of Enforcement staff intended to recommend that the commission take enforcement action against vFinance, Inc for various reasons. The SEC stated that it intends to file a civil action in Federal District Court seeking: a permanent injunction in connection with offers and sales of the security Sedona Software Solutions and SHEP Technologies, the imposition of civil penalties pursuant to Section 20(d), and disgorgement of approximately $40,000 in commissions received with the aforementioned violations. vFinance continues to engage in settlement discussions with the staff and, so far, has been unable to reach a resolution. While vFinance Investments, Inc. will continue to present a vigorous defense, a prediction of the likely outcome cannot be made.

The Company was advised by the staff of the SEC that it intended to recommend that the SEC institute enforcement proceedings against vFinance Investments and one of its former employees. The SEC claims that the Company and its former employee failed to reasonably supervise a former securities trader. The Company settled this matter with the SEC and incurred a $50,000 fine. The remaining balance as of December 31, 2005 was $16,666 plus accrued interest.

2. Commitments and Contingencies (Continued)

Knight v. vFinance

Knight Securities claims that vFinance received roughly $6 million in dividends that rightfully belong to Knight. vFinance asserts that the dividends actually went to two of its clients, and that vFinance has no liability. vFinance filed third party claims against the two clients to bring all of the proper parties into the action. The two clients then filed motions to dismiss the vFinance claims, and the motions are scheduled for hearing on March 27, 2006. The compensatory amount claimed is roughly $6 million, plus Knight seeks costs, attorney fees and punitive damages. The Company believes that Knight's claim is without merit and the Company is vigorously defending this action.

3. Related Party Transactions

At December 31, 2005, all inter-company transactions were forgiven between the parent company, vFinance, Inc., and vFinance Investments, Inc. The net effect of this forgiveness was a decrease of capital of $ 1,075,532.

Effective January 1, 2003, the Company entered into a management agreement with its parent, vFinance, Inc., whereby the Company agrees to make monthly payments to the parent in an amount equal to 100% of its operating income. In return, vFinance, Inc. will provide the Company with certain consideration including: office space, office personnel and other such services. The management agreement is still in place.

4. Liabilities Subordinated to the Claims of General Creditors

At December 31, 2005 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

5. Defined Contribution Plan

The Company participates in a defined contribution savings plan maintained by an affiliate, vFinance Holdings, Inc., in which substantially all employees are eligible to participate. The plan allows for matching of up to 25% of an employee's annual contribution however, there were no Company matches for the last three years.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $2,030,784, which was $1,030,784 in excess of its required net capital of $1,000,000.

The Company's aggregate indebtedness to net capital ratio was to 1.23 to 1 in 2005.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts.

7. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

8. Subsequent Events

On January 10, 2006, vFinance Investments, Inc., entered into an agreement to acquire certain assets of Sterling Financial Investment Group, Inc. ("SFIG") and Sterling Financial Group of Companies, Inc. ("SFGC" and together with SFIG, "Sterling Financial"). These transactions are subject to the approval of the National Association of Securities Dealers, Inc.

vFinance Investments and Sterling Financial also entered into a management agreement, pursuant to which certain designated representatives of vFinance Investments will provide risk management of, operational and back office support for, the branch offices of SFIG from January 10, 2006 until the closing of the acquisition transactions.

vFinance Investments, Inc.

Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Net capital computation:		
Total member's equity	$	2,880,420
Deductions and/or charges:		
Non-allowable assets:		
Investments Under Restriction		274,040
Accounts Receivable		233,662
Other receivables		51,528
Prepaid Expenses		46,776
Other Assets		31,097
Furniture and Equipment		135,349
Total non-allowable assets		772,452
Other Deductions and/or charges:		
Blockage Deductions		2,484
Net capital before haircuts on securities positions		2,105,484
Haircuts on securities:		
Debt Securities		33,563
Other Securities		41,137
Total haircuts on securities		74,700
Net capital		2,030,784
Required minimum capital		1,000,000
Excess net capital	$	1,030,784
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition	$	2,591,351
Percentage of Aggregate Indebtedness to Net Capital		127.6%
Reconciliation:		
Net capital, per unaudited December 31, 2005 FOCUS report, as filed	$	1,983,853
Net audit adjustments		46,931
Net capital, per December 31, 2005 audited report, as filed	$	2,030,784

vFinance Investments, Inc.

Statement Regarding SEC Rule 15c3-3
December 31, 2005

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP
Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com
Offices in New York and Florida

Report on Internal Control by SEC Rule 17a-5 for a Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

The Shareholder
vFinance Investments, Inc.

In planning and performing our audit of the financial statements of vFinance Investments, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Co., LLP
Certified Public Accountants

New York, New York
February 25, 2006